1. Organization and Nature of Business
   Organization

   Transitional Broker, LLC (the "Company") doing business as Transitional Broker. The Company is a limited liability company organized in the State of Utah. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

   Under its membership agreement with FINRA and Pursuant to Rule 15c3-3(k)(1), the Company only does direct way variable annuity business.

2. Summary of Significant Accounting Policies
   Basis of Presentation

   The financial statements have been prepared with accounting principles generally accepted in the United States of America ("GAAP").

   Accounts Receivable Policy

   Accounts receivables are carried at original invoice amount less an allowance for doubtful accounts, if needed, based on a review of all outstanding amounts. Management determines the allowance for doubtful accounts on an account-by-account basis. Receivables are written-off when deemed uncollectible. Recoveries of receivables previously written-off are recorded when received. No interest is charged on outstanding receivables. As of December 31, 2022, no allowance was recorded for doubtful accounts.

   Revenue Recognition

   The Company follows ASC 606 when recognizing revenue. To recognize revenue the Company follows a five-step model: (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transactions price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies the performance obligation. Revenues are from commissions on variable annuities including trail commissions. The revenues are recognized in the period the contract is completed. The company's performance obligations are met when the contract is complete, and commissions have been issued.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is an LLC taxed as a partnership, so all tax effects of the Company's income or loss are passed through to the members. Therefore, no provision or liability for federal income taxes is included in these financial statements. There was a tax refund received for taxes paid in 2020 in error. The amount of the refund was 1,979.61.

3. Related Party Transactions

During 2022 the Company had transactions with the following related parties, Lone Peak Investment Enterprise. There is an expense sharing agreement between these entities. The agreement is that the Company pays 15% of Rent, 8% of Phones, 10% of Office Supplies and a portion of the employee costs (10% of 3 employees). Total expense share paid to Lone Peak Investment Enterprise in 2022 was $49,590. At December 31, 2022, the company had an outstanding payable of $3,109 due to Lone Peak Investment Enterprise.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2022 the Company had net capital of $18,902 which was $13,902 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness of $8,357 to net capital was 0.442-to-1, which is less than the 15-to-1 maximum ratio allowed for a broker dealer.

5. Contingencies and Commitments

Contingencies
The company does not have any contingencies.
Commitments

In the normal course of business, the Company could be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact to the Company's financial position, statement of income or cash flows. As of December 31, 2022, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

6. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. The Company has no guarantee agreement in place.

7. Subsequent event disclosures

The company has evaluated the subsequent events for potential recognition and/or disclosure through the date the financial statements were issued, noting none.

Transitional Broker LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2022

Computation of Net Capital

Member's Equity	$29,312	
Total Members Equity		29,312
Less: Non-Allowable Assets		
Prepaid Expenses	(9,900)	
Accounts Receivable	(185)	
FINRA CRD Acct	(325)	
Total Non-Allowable Assets		(10,410)
Net Capital Before Haircuts		18,902
Total Haircuts		0
Net Capital		18,902

Computation of Net Capital Requirements

Minimum Dollar Net Capital Required	(5,000)
Excess Net Capital	13,902
Aggregate Indebtedness	$8,357
Ratio of aggregate indebtedness	0.442:1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

Transitional Broker, LLC

Statement of Operations
For the Year Ended December 31, 2022

Revenues		
Variable Annuities	$	315,461
Total Revenues		315,461
Expenses		
Adviser Commissions		264,101
Bank Charges		199
Consulting		13,682
Contracting		23,400
Insurance - Company		7,139
Licensing		235
Marketing		2,500
Office Supplies		639
Postage		70
Regulatory		20,675
Rent		15,657
Software		20
Taxes		(1,980)
Telephone		445
Total Expenses		346,782
Net Loss	($	31,321)

The accompanying notes are an integral part of these financial statements.

Transitional Broker, LLC
Statement of Financial Condition
December 31, 2022

ASSETS

Current Assets				
MACU Checking	$	27,258		
MACU Savings		1		
Accounts Receivable		185		
Prepaid Expenses		9,900		
FINRA Flex-Funding		325		
Total Assets			$	37,669

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities				
Accounts Payable	$	3,357		
Audit Accrual		5,000		
Total Liabilities				8,357
Members' Equity				
Beginning Equity		20,633		
Additional Paid in Capital		40,000		
Net Loss		(31,321)		
Total Members' Equity				29,312
Total Liabilities & Members' Equity			$	37,669

The accompanying notes are an integral part of these financial statements.

Transitional Broker, LLC
Statement of Cash Flows
For the Year Ended December 31, 2022

Cash Flows from operating activities		
Net Loss	($	31,321)
Adjustments to reconcile net		
income to net cash provided		
by operating activities		
Accounts Receivable		(185)
Prepaid Expenses		(4,716)
FINRA Flex-Funding		(145)
Accounts Payable		(1,277)
Total Adjustments		(6,323)
Net Cash used by Operations		(37,644)
Cash Flows from financing activities		
Proceeds From		
Additional Paid in Capital		40,000
Net cash provided by Financing		40,000
Net increase <decrease> in cash	$	2,356
Summary		
Cash Balance at End of Period	$	27,259
Cash Balance at Beg of Period		24,903
Net Increase <Decrease> in Cash	$	2,356

The accompanying notes are an integral part of these financial statements.

Transitional Broker, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2022

	Total Members' Equity
Balance at January 1, 2022	$20,633
Additional Paid in Capital	$40,000
Net Loss	(31,321)
Balance at December 31, 2022	$29,312

The accompanying notes are an integral part of these financial statements.